Exhibit 12.02
OKLAHOMA GAS AND ELECTRIC COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Three Months Ended	Twelve Months Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	March 31,	March 31,
(In thousands)	2005	2006	2007	2008	2009	2010	2010

Earnings:
Pre-tax income	$182,280	$234,093	$234,862	$195,410	$290,390	$11,876	$301,847

Add Fixed Charges	52,380	66,974	61,064	85,151	103,953	25,871	103,904

Subtotal	234,660	301,067	295,926	280,561	394,343	37,747	405,751

Subtract:
Allowance for borrowed funds used during construction	2,233	4,487	3,989	3,950	8,284	1,174	8,335

Total Earnings	232,427	296,580	291,937	276,611	386,059	36,573	397,416

Fixed Charges:
Interest on long-term debt	42,118	50,301	50,860	67,274	96,464	24,089	96,384
Interest on short-term debt and other interest charges	7,314	14,300	8,047	15,774	5,434	1,283	5,488
Calculated interest on leased property	2,948	2,373	2,157	2,103	2,055	499	2,032

Total Fixed Charges	$52,380	$66,974	$61,064	$85,151	$103,953	$25,871	$103,904

Ratio of Earnings to Fixed Charges	4.44	4.43	4.78	3.25	3.71	1.41	3.82